EX-99.PROXYPOL

YIELDSTREET ALTERNATIVE INCOME FUND INC.

PROXY VOTING POLICY AND PROCEDURES

Adopted as of October 8, 2019

YieldStreet Alternative Income Fund Inc. has delegated its proxy voting responsibility to its investment adviser, Willow Asset Management LLC (the “Adviser”). The Proxy Voting Policies and Procedures of the Adviser are set forth below. (The guidelines are reviewed periodically by the Adviser and our non-interested directors, and, accordingly, are subject to change. For purposes of these Proxy Voting Policies and Procedures described below, “Firm” refers to the Adviser, “Firm Personnel” refers to employees and officers of the Adviser, “Funds” refers to pooled investment vehicles currently managed and/or advised by the Adviser or that may in the future be managed and/or advised by the Adviser (including the Company), “Fund Investors” refers to limited partners, members and shareholders of the Funds, as the case may be, or the holders of debt issued by the Funds (including the shareholders of the Company), “Clients” refers to the Adviser’s clients, including the Funds (including the Company), “Principals” refers to Mr. Weisz and “CCO” refers to the chief compliance officer of the Adviser.)

A.	Proxy Voting Policies

1.          Voting Guidelines

The Firm shall vote proxies related to securities held by the Funds, if any, in a manner that is in the best interest of the Funds. The Firm shall consider only those factors that relate to the Funds’ investment, including how its vote will economically impact (short-term and long-term) and otherwise affect the value of the Funds’ investment.

The Firm realizes that there are many complexities to proxy votes, and the Firm will submit votes for or against a proposal, recommendation, or amendment after making a determination that such vote is in the best interests of the Funds.

In voting on any issue, the Firm and Firm Personnel shall vote in a prudent and timely fashion, and only after evaluating the issue(s) presented in connection with the vote.

Because proxy issues and the circumstances of individual companies are so varied, there may be instances when the Firm may not vote at all on a presented proposal, or may not vote in strict adherence to these guidelines.

2.          Conflicts of Interest

In exercising its voting discretion, the Firm and Firm Personnel shall avoid any direct or indirect conflict of interest raised by such voting decision. The Firm will follow the procedures discussed below in Sections B (4) through (6) if any substantive aspect or foreseeable result of the subject matter to be voted upon raises an actual or potential conflict of interest.

The Firm shall keep certain records required by applicable law in connection with its proxy voting activities for the Funds and shall provide proxy-voting information to Clients upon their written or oral request.

Consistent with Rule 206(4)-6 under the Advisers Act, the Firm shall take reasonable measures to inform Fund Investors of (1) its proxy voting policies and procedures; and (2) the process or procedures the Fund Investors must follow to obtain information regarding how the Firm voted with respect to a Fund’s assets.

B.	Proxy Voting Procedures

1.	The Principals shall be responsible for voting the proxies related to the Funds’ accounts.

2.	Prior to voting, the Principals will verify whether the voting power is subject to any restrictions or guidelines issued by the Funds (or in the case of an employee benefit plan, the plan’s trustee or other fiduciaries) and if so, the Firm will vote in accordance with such guidelines.

3.	Prior to voting, the Principals will determine whether an actual or potential conflict of interest exists in connection with the subject proposal(s) to be voted upon. The determination regarding the presence of any actual or potential conflict of interest shall be reviewed and signed off on by the CCO.

4.	If an actual or potential conflict is found to exist, the Firm shall engage a reputable non-interested party to independently review the Firm’s vote recommendation and to confirm that the Firm’s vote recommendation is in the best interest of the Funds under the circumstances. If the independent non-interested party determines that the Firm’s vote recommendation is not in the best interest of the Funds under the circumstances, then the Firm shall vote in the manner suggested by such independent non-interested party. With respect to the Funds, an advisory committee may serve in the capacity as the reputable non-interested party and conduct the review described above, so long as no member of the advisory committee that participates in such review is subject to the actual or potential conflict.

5.	After consulting with outside counsel to the extent necessary, the Principals will promptly vote proxies received in a manner consistent with the Proxy Voting Policies and Procedures stated above and guidelines (if any) issued by a Client (or in the case of an employee benefit plan, the plan’s trustee or other fiduciaries if such guidelines are consistent with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)).

6.	Consistent with Rule 204-2(c)(2) under the Advisers Act, the CCO should receive, and shall retain, the following:

i.	a copy of the proxy proposal received (unless retained by a third party for the benefit of the Firm);

ii.	a record of the vote cast (unless this record is retained by a third party for the benefit of the Firm and the third party is able to promptly provide the Firm with a copy of the voting record upon its request);

iii.	a copy of any document created by the Firm or Firm Personnel that was material in making the decision on how to vote the subject proxy or that memorializes the basis for that decision; and

iv.	a copy of each written Client request for information on how the Firm voted proxies on behalf of the Funds, and a copy of any written response by the Firm to any (written or oral) Client request for information on how the Firm voted proxies on behalf of the Funds.

The above copies and records shall be retained in the Client’s file for a period of not less than five (5) years (or in the case of an employee benefit plan, not less than six (6) years), which shall be maintained at the appropriate office of the Firm.

7.	Periodically, but no less than annually, the Firm will:

i.	To the extent applicable, verify that all annual proxies for the securities held in the Funds’ accounts have been received;

ii.	verify that each proxy received has been voted in a manner consistent with the Proxy Voting Policies and Procedures and the guidelines (if any) issued by the Funds (or in the case of an employee benefit plan, the plan’s trustee or other fiduciaries); and

iii.	review the Firm’s files to verify that records of the voting of the proxies have been properly maintained.

1       SEC PROXY VOTING RULE

1.1    Introduction

Rule 206(4)-6 of the Advisers Act (the “Proxy Rule”) requires a registered investment adviser that exercises voting authority with respect to client securities to: (i) adopt written policies reasonably designed to ensure that the investment adviser votes in the best interest of its clients and addresses how the investment adviser will deal with material conflicts of interest that may arise between the investment adviser and its clients; (ii) disclose to its clients information about such policies and procedures; and (iii) upon request, provide information on how proxies were voted.

In accordance with the Proxy Rule and with the Stewardship Code, it is the policy of the Firm to vote all proxies in the best interests of its clients. The Compliance Officer is responsible for ensuring adherence to this policy and he is responsible for reviewing the policy at least annually.

1.2    Proxy Voting Procedure

The Firm will generally vote proxy proposals, amendments, consents or resolutions relating to client securities, including interests in private investment funds, if any, on a case-by-case basis and in accordance with the following guidelines:

1.	Support a current management initiative if the Firm’s view of the issuer’s management is favourable;

2.	Vote to change the management structure of an issuer if it would increase shareholder value;

3.	Vote against management if there is a clear conflict between the issuer’s management and shareholder interest;

4.	In some cases, though the Firm supports an issuer’s management, there may be corporate governance issues that the Firm believes should be subject to shareholder approval; and/or

5.	May abstain from voting proxies when it is determined that the cost of voting the proxy exceeds the expected benefit to its clients.

The portfolio managers will receive all proxies and will determine how to vote each such proxy. Upon making a decision, the portfolio managers will instruct the Compliance Officer on how to vote. It is the responsibility of the Compliance Officer to either vote the shares or to instruct the prime broker of the Firm’s voting decision in order to update the client’s proxy voting record. The Compliance Officer must ensure that the voting of all proxies is completed in a timely manner and must monitor the effectiveness of these policies.

1.3   Conflicts of Interest

The Firm will not put its own interests ahead of those of any Client and will resolve any possible conflicts between its interests and those of the Client in favour of the Client. In the event that a potential conflict of interest arises, the Firm will undertake the below analysis.

A conflict of interest will be considered material to the extent that it is determined that the conflict has the potential to influence the Firm’s decision making in voting the proxy. If such a material conflict is deemed to exist, the Firm will refrain completely from exercising its discretion with respect to voting the proxy and will instead refer that vote to an outside service for its independent consideration. If it is determined that any such conflict or potential conflict is not material, the Firm may vote the proxy.

1.3   Record keeping

In accordance with Rule 204-2 of the Advisers Act, the Compliance Officer will maintain the following records with respect to proxies:

1.	A record of each proxy received (if this is in e-mail form from the prime broker, a copy of the e-mail).

2.	A record of each proxy executed and the reason behind the voting decision, if such decision was inconsistent with the general guidelines above.

3.	A record of each proxy abstained and the reason behind the abstention.

4.	All documents which were material to the voting decision, including documents which were created by the portfolio managers (e.g. spreadsheets).

5.	Written requests from an investor for information on how the Firm voted proxies and its response to any request (oral or written) from the investor for such proxy voting information.

6.	A written record of all disclosures, resolutions and determination of proxy vote arising from a conflict of interest.

The Compliance Officer will maintain such records for a period of five years – in the Firm’s office for the first two years and in an easily accessible place for the remaining three years.

1.5   Operating Procedures and Compliance Review

The Firm will vote proxies as it deems necessary or appropriate, on a case by case basis. Prior to voting, the Compliance Officer will make a determination as to whether a material conflict of interest exists and will either resolve the conflict or refer the proxy vote to an outside service for its independent consideration. The Compliance Officer will conduct a periodic review and sampling of the proxy voting records to confirm that proxies are voted according to the Firm’s policies and records are appropriately maintained.